Filed by RLJ Lodging Trust

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: FelCor Lodging Trust Incorporated

Commission File No. 001-14236

RLJ Lodging Trust Employee Email from CEO Ross Bierkan on April 24, 2017

Dear RLJ Team Members:

I have some very exciting news to share with you about RLJ’s future.  Moments ago, we publicly announced a definitive agreement to merge with FelCor Lodging Trust (NYSE: FCH), a Texas-based REIT with a geographically diverse portfolio of high-quality hotels. The combination will create the third largest public lodging REIT with an enterprise value of $7.0 billion, with RLJ continuing as the surviving entity in Bethesda.  I could not be more pleased with this transformative opportunity to expand our existing Company and to strengthen our competitive advantage within the industry.

This transaction will help us create one of the nation’s leading lodging platforms, as our combined entity will enjoy significant benefits of scale, while strengthening our portfolio’s diversification across attractive urban and dense markets. Upon completing the merger, which we expect to close by year-end, RLJ will have a high quality portfolio of 160 assets including premium-branded focused-service and compact full-service hotels with more than 31,000 rooms across 27 states.

In addition to adding a portfolio of premium assets in high demand markets, this transaction will better position RLJ to capitalize on opportunities that deliver sustained growth and value to all shareholders. RLJ will benefit from increased size, scale and liquidity and deeper penetration into attractive markets with multiple demand generators. RLJ is recognized for its superior assets and operations, and the transaction will further enhance our position as an industry leader. This is a truly unique opportunity and an exciting time for RLJ, and we hope you share our enthusiasm.

It is important to note that we will continue to operate as two separate companies until the transaction is complete. It will continue to be business as usual, and despite distractions, it is absolutely critical that we maintain our focus on our daily responsibilities. All senior management positions will continue to be led by RLJ, and our Board of Trustees will remain the same except with the addition of a mutually agreeable FelCor designee.  In addition, while we may add some FelCor employees, we don’t expect RLJ positions to be eliminated as a result of the transition.

To address your questions, we have scheduled a 10 a.m. All-Hands Meeting in the Café.  In addition, please feel free to speak with your business unit head about this merger.  I could not be more excited about RLJ’s future and look forward to updating you shortly.

Sincerely,

Ross Bierkan

President and CEO

RLJ Lodging Trust

3 Bethesda Metro Center, Suite 1000

Bethesda, MD  20814

(301) 280-7724

rbierkan@rljlodgingtrust.com

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of April 23, 2017, by and among RLJ Lodging Trust (“RLJ”), RLJ Lodging Trust, L.P., Rangers Sub I, LLC, Rangers Sub II, LP, FelCor Lodging Trust Incorporated (“FelCor”) and FelCor Limited Partnership.

In connection with the proposed transaction, RLJ expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of RLJ and FelCor that also constitutes a prospectus of RLJ, which joint proxy statement/prospectus will be mailed or otherwise disseminated to RLJ shareholders and FelCor stockholders when it becomes available.  RLJ and FelCor also plan to file other relevant documents with the SEC regarding the proposed transaction.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents (if and when they become available) filed by RLJ and FelCor with the SEC at the SEC’s website at www.sec.gov.  Copies of the documents filed by RLJ with the SEC will be available free of charge on RLJ’s website at www.rljlodgingtrust.com  or by contacting RLJ Investor Relations at 301-280-7774.  Copies of the documents filed by FelCor with the SEC will be available free of charge on FelCor’s website at www.felcor.com or by contacting FelCor Investor Relations at 972-444-4967.

RLJ and FelCor and their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about RLJ’s executive officers and trustees in RLJ’s definitive proxy statement filed with the SEC on March 28, 2017 in connection with its 2017 annual meeting of shareholders.  You can find information about FelCor’s executive officers and directors in FelCor’s preliminary proxy statement filed with the SEC on March 24, 2017 in connection with its 2017 annual meeting of stockholders.  Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from RLJ or FelCor using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Transcript of Remarks by Executives of RLJ Lodging Trust and FelCor Lodging Trust Incorporated as part of investor call held on April 24, 2017

C O R P O R A T E   P A R T I C I P A N T S

Hilda Delgado, Treasurer and Corporate Vice President of Finance, RLJ Lodging Trust

Ross H. Bierkan, President and Chief Executive Officer, RLJ Lodging Trust

Steven R. Goldman, Chief Executive Officer, FelCor Lodging Trust Incorporated

Leslie D. Hale, Chief Operating Officer and Chief Financial Officer, RLJ Lodging Trust

Michael C. Hughes, Executive Vice President and Chief Financial Officer, FelCor Lodging Trust

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Bill Crow, Raymond James

Wes Golladay, RBC Capital Markets

Chris Woronka, Deutsche Bank

Ryan Meliker, Canaccord Genuity

Austin Wurschmidt, KeyBanc Capital Markets

Bryan Maher, FBR and Company

Michael Bellisario, Robert W.  Baird

Patrick Scholes, SunTrust Robinson Humphrey

Shaun Kelley, Bank of America Merrill Lynch

P R E S E N T A T I O N

Operator:

Greetings and welcome to the RLJ Lodging Trust and FelCor Lodging Trust Merger Conference Call.  At this time all participants are in a listen-only mode.  A question and answer session will follow the formal presentation.  If anyone should require Operator assistance during the conference, please press star, zero on your telephone keypad.  As a reminder, this conference is being recorded.

I would now like to turn the conference over to host, Ms Hilda Delgado, RLJ Treasurer and Corporate Vice President of Finance.  Thank you, you may begin.

Hilda Delgado:

Thank you, Melissa.  Good morning and welcome to today’s conference call to discuss the combination of RLJ Lodging Trust and FelCor Lodging Trust.  This call includes forward-looking statements regarding the anticipated benefits and synergies of the merger, the timing of future events and the ability to consummate the transaction among other things.  These forward-looking statements are subject to numerous risks and uncertainties that can cause actual results to differ materially from those projected in these statements.  For more information, please refer to the forward-looking statements section of a joint press release announcing the transaction.

The Company undertakes no obligation to update forward-looking statements.

In addition, we have posted an investor presentation on both company websites.  We intend to file a registration statement in the near future that will include our prospectus and a proxy statement covering this transaction.  We urge all shareholders to carefully read it and any other relevant information.

I will now turn the call over Ross.

Ross H. Bierkan:

Thanks, Hilda.  Good morning folks and thank you for joining us today to discuss the merger between RLJ and FelCor.  Our management team has always followed a rigorous disciplined approach when evaluating acquisition opportunities.  We’ve consistently proven our ability to acquire, operate and recycle hotels, as well as to manage our balance sheet and drive attractive total shareholder returns.

Over the years, we have evaluated a number of different potential combinations, both public and private, but came away each time unsatisfied that the deals were in the best interests of our shareholders.  So this is a very exciting day for all of us because the opportunity to merge portfolios of these sizes, quality and compatibility is very rare.

Now, FelCor was not a recent idea for us.  We’ve discussed this often internally over the past five years with the view that the majority of its portfolio fits very well with out long-term strategy of owning both upscale, focused service and compact full-service hotels that deliver superior hotel EBITDA margins and a high return on investment.

This accretive combination creates not only the third largest public U.S.  lodging REIT but also a REIT that is among the 40 largest in the entire U.S.  REIT space.  We believe there are many advantages to scale, including greater overhead and cost of capital efficiencies, as well as increased negotiating leverage with our brands, property operators and vendors.

Beyond just scale, however, we believe this combination also provides us with a number of other opportunities to create long-term shareholder value that we’ll discuss this morning.  With me today is our Chief Operating Officer and CFO, Leslie Hale, as well as Steve Goldman, the CEO of FelCor, and Michael Hughes, Executive Vice President and CFO of FelCor.

Before I walk you through today’s investor presentation, I thought it was a good idea to have Steve join us, both to give everyone a brief overview of why FelCor believes this combination is great for shareholders, as well as to help answer any questions at the end of today’s presentation that are more appropriate for FelCor to address.

Steve, before I walk through the deck, do you want to say a few words?

Steven R. Goldman:

Great.  Thank you, Ross.  Good morning everyone and thank you for joining us today.  Four months ago when I met with FelCor’s Board of Directors as a CEO candidate, I talked about the great work done by the FelCor group to streamline the portfolio towards high profit margin hotels located in strong markets with significant barriers to entry.  I also talked about a strategy to continuously prune the portfolio by selling off both the bottom hotels with lower growth potential and the top hotels that were ripe for sale.  The sales proceeds would be used to return capital to the shareholders, invest in value-enhancing opportunities within the remaining portfolio, de-lever the balance sheet and make accretive acquisitions of high EBITDA margin hotels in primary and secondary markets.

The challenge however, that I spoke to the FelCor Board about, was scale.  The lodging industry is mature, cyclical and we are in a challenging period in the cycle to grow.  Scale matters and it was unclear to me whether FelCor could effectively compete over the long term at its current size and with its current cost of capital.  I told the Board I would use my first 100 days to assess the company’s management team, the company’s hotel portfolio and its balance sheet to provide an unbiased objective strategic review of FelCor to determine whether it was best to proceed as a standalone entity, merge with another REIT or sell the company outright for cash.

Over the past 60-plus days, with the help of (Inaudible) and many hardworking and dedicated colleagues at FelCor, we were able to complete this review.  We thoroughly analyzed a streamlined FelCor 2.0 with significant overhead cuts and asset sales, and had discussions with multiple strategic partners and potential private and public buyers.  Merging with RLJ was clearly the best option to achieve NAV for the FelCor shareholders, and at the same time preserve the ability to provide for continued long-term growth for the company and its investors.

We believe this transaction provides both sets of shareholders an opportunity to participate in a company with an improved growth profile, and we also believe the combined company will be a formidable competitor in the lodging REIT space.  Within a highly fragmented industry with many brands and many hotel types, this merger creates the largest pure-play select and compact full-service lodging REIT in the industry, and has a combined portfolio with an enhanced focus in many of the top lodging markets in the country, a diverse brand roster anchored by the two largest brands, efficient hotels that have manageable ongoing cap ex requirements, and a streamlined operating platform with overhead synergies and a healthy balance sheet to finance future opportunities for growth.  There is nobody else with a portfolio of this scale and this strong focus in the fattest and most profitable segments of the market.

The combined company will have $7 billion of assets with strong and efficient cash flow margins that will allow it to outperform under all market conditions and flourish at any point in the industry cycle.  When the cycle is down, the company will have the buying power to take advantage of accretive opportunities.  When the cycle is up, the company will have the scale to sell assets that are at their peak, return capital to the shareholders and invest in higher growth profile assets.  Most importantly, the combined company will always be able to grown while pruning its portfolio to constantly improve the quality of its earnings.

This transaction was pulled together in a relatively short period of time and we got to know Ross, Leslie and their team very well and very quickly.  You learn a lot about a team when you travel with them in close quarters to a dozen cities over a two-week period and visit more than 100 hotels.  Perhaps what makes me feel best about this transaction is that we are putting FelCor into the hands of a very experienced, hardworking, caring and decent team of very nice people.  All of us at FelCor are quite confident that the RLJ team will take this combined entity to the next level and be one of the stalwarts of not only the lodging sector but also in the REIT industry in general.

Before I turn the call back to Ross, I would also like to thank the FelCor team for their hard work, their dedication and all of the long hours spent to make this vision a reality.  I believe I speak for the entire FelCor team when I say that we are committed to the smooth integration of our two companies and I know that upon completion of this transition the new RLJ will be better positioned than ever to drive strong, long term shareholder returns.

Ross?

Ross H. Bierkan:

Thanks, Steve.  Very much appreciated.

All right everyone, let’s talk about why we mutually believe this combination creates value for all of our shareholders.  If you turn to the investor presentation, let me of course start on Page 1 with a quick review of the transaction.  I’ll touch on just a few key points here.  First, the transaction is 100% stock for stock combination of RLJ and FelCor at a fixed exchange rate of 0.362.  Pro forma, the ownership will be approximately 71% RLJ shareholders and 29% FelCor shareholders.  RLJ will be the surviving company and all senior management positions will continue to be led by RLJ.  At closing, we will expand our Board by one additional trustee from the FelCor board.  We expect to assume FelCor’s debt and preferred stock without any breakage costs and we expect around $22 million of annualized G&A cost savings with approximately $11.5 million of that being annual cash savings, and $4.5 million of capitalized cash G&A savings.  We also expect the transaction to be accretive in Year 1 and beyond.  Given an accretive transaction, we intend to make maintain our current quarterly dividend of $0.33 a share.  We anticipate closing the transaction in the fourth quarter of 2017, subject to both RLJ and FelCor shareholder approvals.

Now, let’s turn to the next slide, Page 2, and discuss the strategic rationale and some of the key benefits of the transaction.

Among the benefits of scale, an enterprise value of approximately $7 billion is expected to provide attractive G&A savings, cost of capital efficiencies and increased negotiating leverage with our brands, property operators and vendor partners.  The combination also provides diversification benefits.

RLJ will own 160 hotels and over 31,000 hotel rooms across 26 states and Washington, D.C.  Adding FelCor increases our presence in California where they generate nearly a third of their revenues as well as in Boston, but just as importantly, it reduces our market specific exposure more favorably across many other markets, further diversifying our revenue.

Finally, we believe this combination has both a near term, positive financial impact for shareholders and also positions the combined RLJ well for value creation.  As I mentioned earlier, we expect this transaction to be accretive in Year 1 and on top of the G&A savings, the scale also provides us with an opportunity to capture operating and financial efficiencies in the form of increased purchasing power, capital expenditure efficiencies with our vendors as well as arbitrage, combined cost of capital deltas that will come into play as we begin refinancing more expensive FelCor debt as it becomes callable.

Finally, we believe there’s an opportunity to further refine both of these portfolios by divesting some of the smaller hotels and some of FelCor’s non-core properties over the next several years, which we will discuss in more detail later.

Now, Page 3 is simply a graphic representation of the scale and benefits I described.  As noted, the combination takes us to an enterprise value of $7 billion.

Page 4 is helpful in showing that this transaction increases our EBITDA by a little more than 50%, is accretive to our total RevPAR, taking it from $130 to $137, and improves our overall asset management efficiency from $3.3 million of EBITDA per hotel to $4 million of EBITDA per hotel.  This last metric is something we want to work on more in the future; I’ll talk more about it.

Page 5, I want to talk about the fit here.  We’ve lifted a slide right out of our traditional investor presentation that we’ve used since our IPO.  RLJ has always focused on owning premium branded, focused service and compact full-service hotels such as lean Marriotts, Hiltons or Hilton’s Embassy Suites.  In fact, we’ve acquired five Embassies individually since 2010.  In addition, we prefer hotels located in urban markets with high barriers to entry and multiple demand generators.  We’ve maintained that this strategy allows us to generate RevPAR growth similar to traditional full-service hotels but with higher EBITDA  margins and higher returns on our investment.  Over the next few slides, I want to show you how FelCor fits very well with our strategy, and then how our strategy has generated leading returns for RLJ shareholders over the years, and then finally, how we believe this combination will provide opportunities to generate even greater returns in the future as we continue to refine this combined portfolio.

Let’s turn to Slide 6.  This gives you a geographical overview of the combined company portfolio.  You can see the concentrations in northern and southern Cal, especially, along with Florida and the northeast corridor.  But Slide 7, I think, is helpful in depicting the change in market exposures as a result of this transaction.  As you can see, combining with FelCor adds nicely to our presence in northern and southern California, in Boston, and temporarily in New York.  FelCor has their New York City assets on the market so the exposure there might drop back down fairly quickly depending on how those go.  But just as, if not more importantly, this reduces our overall market-specific risk and earnings volatility across several other markets, including Houston which continues to struggle in 2017.

Page 8 is eye candy but it’s intended to drive home the point.  This combination is enhancing both portfolios, resulting in a premium blend of brands, chain scales and location.  In touring the FelCor properties, I must say I can tell you that the quality of the real estate spoke for itself.  Properties like the Mill House in Charleston, which is a Wyndham hotel, or the Embassy Suites in Napa or Fort Lauderdale, or the San Francisco Marriott Union Square are truly impressive properties that we feel fortunate to be able to add to our portfolio.

Slide 9 provides a nice visual on how a pro forma RLJ will look both in terms of brand families and their sub-brands.  As you can see to the right of the page, after this combination RLJ’s top four brands will be Marriott, Hilton, Hyatt and Wyndham, and our top sub-brands will be Embassy Suites at about 21% of rooms, Courtyard about 13% of rooms and Residence Inn at 11%.  We love this mix.

Slide 10 provides an overview of how the FelCor portfolio fits with ours in terms of our focus on owning hotels that deliver higher hotel EBITDA margins.  This is important.

As you can see from the bar charts, the average hotel EBITDA margin for the FelCor brands that we consider aligned with our strategy, the Embassies Marriott, Hilton Doubletree, Wyndham, Sheraton is 35% versus RLJ’s hotel EBITDA margin of 36.1, a good fit.  Of course, there’s always room in our portfolio for assets that have unique attributes that may differ slightly from the core, but in the case of FelCor, some of these properties are quite high profile and might attract outside investor interest.  So, we’ll be thinking opportunistically about those assets and look to do what is in the best interest of shareholders.

Now, Page 11, there’s a surprisingly wide swath, as Steve described, of faith in our business for the kind of hotels that we seek: select service REITs are on one side while many full-service peers are choosing to contend amongst themselves with luxury, boutique or resort properties.  FelCor’s portfolio further strengthens RLJ’s position as the largest premium focused service/compact full-service hotel REIT.  At closing, our portfolio will include 160 hotels and approximately 90% of the EBITDA will be generated from the focused service and compact full-service properties.  Our pro forma hotel EBITDA margin of 34.4% will remain as one of the highest in the lodging REIT sector.

Page 12, Slide 12, this is important too.  Our pro forma balance sheet in liquidity at the combined company will remain strong.  Total net leverage, including the preferred stock, is expected to be less than 5 times with a weighted average maturity of approximately five years nicely laddered out.  We will have 131 unencumbered hotel assets, an untapped $400 million revolver and interest coverage of over 4 times.

Page 13, now, why RLJ?  I wanted to put this slide in here to quickly say a few words about the RLJ management team that will manage this portfolio.  Our team has been together for a very long time and has proven to be one of the most effective in the lodging REIT space.  Since our IPO, we have delivered a total shareholder return of 70% and have returned nearly a billion dollars to shareholders in the form of dividends and share repurchasing.  From a portfolio management perspective, we’ve divested over 46 hotels, acquired 30 hotels and converted 9.  We did this all while maintaining moderate leverage on our balance sheet.  I know investors hear REITs talk about their talented management teams all the time but those results delivered while operating with modest leverage was a product of a very rigorous approach to the business.  And one side note, prior to going public, this team acquired a portfolio of 100 hotels from White Lodging Services at a total consideration of $1.7 billion, so we are no strangers to large portfolio deals and the post closing integrations.

Slide 14 just shows that we have the results to show for our efforts.  Simply, the graphic here is a graphic representation of the total shareholder returns since our IPO.

Now, Page 15, I wanted to provide a page that demonstrates what we mean by active and disciplined portfolio management, so we included this page to give you an idea of how we reshaped our portfolio since our May 2011 IPO.  On average, we’ve improved RevPAR by 46% since 2011.  We’ve done the same with hotel EBITDA margins, we’ve increased our asset efficiency as demonstrated in our EBITDA per key of $12,000 versus $20,000 per key.

Slide 16, we believe that combining FelCor with RLJ, in addition to the near term benefits it provides, also positions us with an opportunity to generate future value by further fine-tuning the portfolio.  We’ve often said on our calls that the top 60 hotels in our portfolio generate the majority of our EBITDA and produce RevPAR that is in line with full-service peers.  We have an opportunity over time to proactively recycle hotels, both in our portfolio as well as the FelCor portfolio to further improve our overall asset management efficiency, meaning more EBITDA per hotel, and our overall portfolio metrics.

This graphic is just representative.  It isn’t necessarily—it isn’t intended to be precise in any way.  It’s representative of our thinking, but please note that all of the hotels in both portfolios are good hotels.  There are no mutts in either portfolio.  We are talking about continuing to refine the portfolio over time to make it even better.

I think Page 17 and 18 are good ways to wrap up this morning.  It summarizes some of the positives of the combination.  From RLJ’s perspective, this improves a number of portfolio metrics and our competitive positioning.  We’re creating the third largest public lodging REIT with leading hotel EBITDA margins, with great urban locations in favorable geographies and with a number of opportunities to drive further RevPAR and asset management efficiencies.

On Page 18, I won’t read this page to you but it does a nice job of summarizing the takeaways.  Scale matters in many ways.  Diversification, both geographical and by brand makes a portfolio stronger.

We’ve only begun to explore the operational efficiencies in this combination.  The larger platform will give us flexibility to recycle capital more actively than either of us could have on our own, and the immediate accretion has been achieved while maintaining the strength and long-term flexibility of the balance sheet.

In closing, both Steve and I have enormous confidence in this merger.  When we look ahead, we will have a clear focus, a distinct and compelling investment thesis, scale advantages and the ability to deliver superior results for all stakeholders.  We have a talented, committed team and I’m confident we can deliver.

With that, I’d like to open it up to Q&A.

Operator:

Thank you.  At this time we’ll be conducting a question and answer session.  If you’d like to ask a question, please press star, one on your telephone keypad.  A confirmation tone will indicate your line is in the question queue.  You may press star, two if you’d like to remove your question from the queue.  For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.  In order to take as many questions as possible, we ask that you each ask one question and one follow-up.

Our first question comes from the line of Bill Crow with Raymond James.  Please proceed with your question.

Bill Crow:

Hey, good morning.  Congratulations to both management teams on this.  Ross, first question is a broader portfolio question, which is talk about Wyndham and what you see as an attribute.  It’s a brand that is in virtually no other REIT’s portfolios and I’m just wondering if you view that as core going forward?

Ross H. Bierkan:

Thank you, Bill.  Good morning.  As we toured these—first of all, what we liked about the Wyndham portion of this portfolio was the locations.  This was an interesting deal when it was struck in 2013.  We thought it was a win-win back then in that FelCor was able to upgrade these properties and Wyndham picked up some flagship locations: Santa Monica, San Diego Bayside, Charleston, Boston.  It’s good real estate, and as we toured the assets nothing dissuaded us from that.  So we actually like the real estate and we also like the fact that Wyndham is all-in on this.  Wyndham also manages.  They have a dedicated team and there is a corporate guarantee that guarantees performance.  It’s about 22% of the EBITDA of the FelCor portfolio and it’s a nice—the guarantee is a nice hedge in a choppy environment, so we actually like that segment of the portfolio.

Bill Crow:

Thank you.  My follow-up is more on capital allocation and if I recall correctly you guys have bought back stock at much higher levels.  You’re now using stock at a time much later in the cycle.  Has your view in the cycle changed at all?  You view towards issuing equity, obviously that has changed.  Just talk about your thought process from capital allocation perspective.

Ross H. Bierkan:

Appreciate it, Bill.  The fact that we’re issuing stock here, it’s basically currency for currency.  If you believe or if we believe that we’re undervalued, and we do, we also believe that FelCor is undervalued, and at this point in the cycle it’s actually an opportune time to do something like this.  The multiples for all the REITs have compressed a bit; the delta between us is historically low and it’s a good opportunity to undertake something like this.  But we like the relative valuation here between the organizations and we’re comfortable using our currency for their currency.  It also preserves cash on our balance sheet for strategic options like continuing to acquire assets, allocating some towards cap ex, paying down debt.  There’s a lot of built-in accretion in this combination and our ability, in using our balance sheet and our ability to pay down increments of FelCor’s debt and we’ll be reporting that over time.  The first tranche of debt is callable in the second half of 2018.

Bill Crow:

All right.  Thank you.

Ross H. Bierkan:

You bet.

Operator:

Thank you.  Our next question comes from the line of Wes Golladay with RBC Capital Markets.  Please proceed with your question.

Wes Golladay:

Good morning everyone.  Looking at the preferred equity, you typically don’t like to have preferred equity at RLJ, a simple capital structure.  Is that something you’d look to take out soon or is there a time period where you’d look to take that out?

Ross H. Bierkan:

I’ll look to Leslie Hale CFO here.

Leslie D. Hale:

It’s not something that we like to have; it is part of the deal we are going to assume and it’s not something that we’re going to be looking to take out, Wes, based on the metrics of the in-place provisions in the agreement.

Wes Golladay:

Okay.  Thank you.

Operator:

Thank you.  Our next question comes from the line of Chris Woronka with Deutsche Bank.  Please proceed with your question.

Chris Woronka:

Hey, good morning everyone.  Could you maybe just talk for a minute about what kind of value you ascribe to the FelCor New York assets and how that kind of played into the offer price?

Ross H. Bierkan:

Sure.  Without being too specific, Chris, we did allocate a value to the Morgans, the Royalton and the Knick.  The disposition process that FelCor has undertaken is ongoing.  The Morgans is tied up.  The Royalton and the Nick both have offers on them, and we are comfortable with the valuations relative to what we allocated in our model for those dispositions.

Now, I must say the Knick is interesting real estate and as a combined entity that gives us optionality that we have to think about here.  So, we’re going to pause and take a look at that and consider that in the context of a $7 billion platform, but so far at least we’re encouraged by the process that FelCor has undertaken and think that the offers on the table are satisfactory.

Chris Woronka:

Okay, very good.  Thanks.

Operator:

Thank you.  Our next question comes from the line of Ryan Meliker with Canaccord Genuity.  Please proceed with your question.

Ryan Meliker:

Hey Ross, thanks for taking my question.  First of all, congratulations.  I know I’m sure a lot of work went into this.  A couple of quick things.  First, I was just hoping for a little clarification.  When you talk about the transaction being accretive, are you talking about NAV or I’m assuming FFO.  I just wanted to get some clarification there.

Ross H. Bierkan:

Yes, FFO, Ryan.

Ryan Meliker:

Okay, great.  Thanks.  Do you feel like it would be accretive on a leverage neutral basis as well?  I know it’s not leverage neutral and I know that you have capacity for leverage but I’m just trying to get a sense for how much of the accretion is being driven by increased debt versus ultimately NAV accretion.

Leslie D. Hale:

We’re not taking on any incremental debt, so in our general view as we sort of look at the profile here, that the incremental—to be able to sort of bring down, it would not necessarily be neutral on that respective.

Ryan Meliker:

Okay.  That’s helpful, I guess.  Then, Leslie, you know, I’m curious, Ross, so you guys did a good job explaining why the platforms make sense together.  I’m just wondering how much of this was driven by your opportunity for scale versus your desire for each one of these assets.  When I look at the list of FelCor’s properties, based on the number of meetings we’ve had with you Leslie, with you Ross, over the past few years, it seems like a lot of these properties wouldn’t be what I would expect you to buy on a one-off basis.  It doesn’t mean to say that strategies don’t change and it doesn’t mean to say that this real estate isn’t attractive, but how much of this is being driven by the opportunity to gain scale as opposed to gaining these specific assets?

Ross H. Bierkan:

You know, Ryan, while there’s no doubt that scale matters and scale does bring its own benefits, as we outlined in the presentation, we also like this real estate a lot.  As we toured we said to ourselves, with the exception of a few outliers clearly, the resorts for example, we said to ourselves, “These are the kinds of assets that we buy.” As I mentioned in the presentation, we have individually acquired six Embassy Suites in the last seven years because we always have appreciated the qualities of compact full-service hotels.  One F&B outlet, rational amount of meeting space per key, in the major brand families.  They capture most of the qualities of the upscale select service hotels that people also associate us with.

Already, 30% of the EBITDA in the RLJ portfolio is generate by our compact full-service hotels and so this really is a continuation of that strategy.  We love the Embassy Suites brand.  We like the real estate.  We’re getting to know the Wyndhams but really like the real estate, and then the other hotels really, the Marriott Union Square in San Fran, a couple of Sheratons, a Hilton, a Doubletree, it’s really just four or five hotels that are outliers and not ideally compliant with our strategy, but those are prime real estate and we think they’re a valuable part of the portfolio too, at least for today.

Ryan Meliker:

But aren’t those four or five the ones that drive FelCor’s RevPAR higher that you highlight as being accretive to your RevPAR in your release?

Ross H. Bierkan:

Well, I’ll tell you what, some of them do and some of them don’t.  For example, certainly the Fairmont Copley or the Knick, yes, but not necessarily the two assets at Kingston Plantation.  It’s actually a fair balance.

Ryan Meliker:

Okay.  No, that’s helpful.  I’ll jump back in with anything else.   Thanks, Ross.  Thanks, Leslie.

Ross H. Bierkan:

Sure, Ryan.

Operator:

Thank you.  Our next question comes from the line of Austin Wurschmidt with KeyBanc Capital Markets.  Please proceed with your question.

Austin Wurschmidt:

Hey, good morning.  Thanks for taking the questions.  I was just curious.  You guys outlined a number of synergy opportunities throughout the call but I was wondering if you could give us a better sense of what you assumed to get to the initial accretion expectation.

Leslie D. Hale:

Yes.  Austin, we underwrote our cash flows, taking into consideration whatever renovations that would take place in that current year, layered in the G&A savings.  Took into consideration any incremental taxes that would come from the California assets and layered that in to arrive at sort of the accretion for the first year.

Austin Wurschmidt:

So nothing necessarily on the operational or margin side out of the gate but you did assume the G&A savings Day 1.

Leslie D. Hale:

Yes, we did assume the full G&A savings for the first full year after the acquisition.  We obviously have identified that there are opportunities through our due diligence, and then we expect to see the benefits of that in the outer years.

Austin Wurschmidt:

Then can you just touch on what the balance sheet targets are longer term?  Remind us what pro forma leverage is for the transaction, and then I mean I guess are you guys planning to operate at higher leverage going forward or will you look to pare that down potentially with asset sales?

Leslie D. Hale:

The pro forma leverage is slightly below 5 times.  I’ll remind you that we’ve operated at this leverage before and we’re very comfortable operating at this leverage.  We demonstrated the ability to de-lever over time as we’ve done since we went public, and we will look to de-lever and be proactive on our balance sheet over the next several years.

Austin Wurschmidt:

Thanks for taking the questions.

Operator:

Thank you.  Our next question comes from the line of Bryan Maher with FBR and Company.  Please proceed with your question.

Bryan Maher:

Good morning.  I’m sorry if I missed this but is there any termination fees on this deal?

Leslie D. Hale:

There are termination fees on the deal but that would be outlined in the merger agreement.  That would be filed later today.

Bryan Maher:

Thank you.

Operator:

Thank you.  Our next question comes from the line of Michael Bellisario with Baird.  Please proceed with your question.

Michael Bellisario:

Good morning everyone.

Ross H. Bierkan:

Good morning.

Michael Bellisario:

Good morning.  You mentioned it’s accretive to FFO.  Is that absolute FFO or is that FFO per share?

Leslie D. Hale:

On a FFO per share basis.

Michael Bellisario:

Got it.  Can you clarify the taxable nature of the transaction and is that why the California assets would get stepped up then?

Leslie D. Hale:

No.  I mean the Prop 13 is related to the California assets.  That would have happened whether or not it was a taxable or non-taxable transaction.  The taxable nature refers to our ability to step up the bases in the assets which we see as a long-term benefit for the combined company.

Michael Bellisario:

Then can you quantify that tax impact for the FelCor shareholders?  Is that just all investor-specific basis then?

Leslie D. Hale:

Yes.

Ross H. Bierkan:

It’s investor specific.  It depends on their individual bases.

Leslie D. Hale:

Exactly.

Michael Bellisario:

Got it.  Thank you.

Operator:

Thank you.  Our next question comes from the line of Patrick Scholes with SunTrust Robinson Humphrey.  Please proceed with your question.

Patrick Scholes:

Good morning.  A couple of questions here.  This is for Steve.  Were there any other, besides Ashford, companies that you had been speaking with concerning a potential transaction?

Steven R. Goldman:

There were other companies that approached us that we had tangential conversations with.  The most significant conversations we had were with Ashford and RLJ.

Patrick Scholes:

Okay.  Then my last question, Steve, what, if any, may be your role in this organization going forward?

Steven R. Goldman:

My role is to help for a smooth transition, to support Ross and the team to the best of my ability and to do whatever I can to help this company really launch off well.

Patrick Scholes:

Okay.  Thank you.

Operator:

Thank you.  Our next question comes from the line of Shaun Kelley with Bank of America.  Please proceed with your question.

Shaun Kelley:

Hi, good morning.  Just to follow up on an earlier question, you mentioned sort of the opportunity for de-leverage in some of the ratios out of the box, but could you just give us a little bit more of a sense of directionally where you’d like to take the combined portfolio maybe over the next couple of years?  What leverage do you think is sort of cycle appropriate right now?

Leslie D. Hale:

Look, Shaun, I think again I’ll reiterate that we’ve operated this leverage before.  We’re very comfortable.  We have a track record of being able to demonstrate the ability to de-lever.  We think there’s going to be opportunity in the long run to do that and we’re going to practically manage towards it.  I don’t have a targeted ratio for you today but what I will tell you, it’s lower than where we are from a pro forma basis, what we’re going to be looking to drive towards.

I think that we’ve consistently demonstrated our ability to govern ourselves like an investment grade company on a standalone basis and I would think long term that we’re going to be striving to manage our balance sheet in that similar way.

Shaun Kelley:

Okay.  Thanks for that clarification.  Then maybe the second question would just be could you give us a little bit more sense on sort of the timing behind some of the FelCor strategic action, specifically the New York sales?  Is that something you’d expect to be—if this deal isn’t expected to close until the end of the year or thereabouts, are these things that’ll be kind of completed before then?  It sounds like the Knick there, and it sort of may be subject to kind of RLJ’s input.  So just a little sense more on kind of timing and what the go-forward structure or portfolio will look like?

Steven R. Goldman:

I’ll take that one, Shaun.  With regard to Morgans and Royalton, Morgans is under contract and Royalton is very close, so those transactions will close in due course.

With regard to Knick, we’ve done a pretty extensive marketing effort.  We understand where the market is, and as Ross pointed out, in a standalone FelCor we probably would have proceeded along the path to sell the Knickerbocker.  In a combined FelCor/RLJ, I think you look at it in the context of a company with larger scale and you evaluate what is the best time to sell that market given current market conditions and sentiment in New York.

Shaun Kelley:

Great.  Thank you for that.  Just the last question would be FelCor had outlined a number of repositionings of other assets; some were starting to be underway and others were sort of, kind of the future plan.  What’s RLJ’s intention behind some of those more, let’s call it expansive repositionings and renovations?  Is that part of the plan or is cash flow possibly going to be thought of more holistically as it relates to the whole portfolio?

Steven R. Goldman:

I’m going to answer the beginning of that one, Shaun.  When I came into the company, one of the first things I wanted to assess were some of these redevelopment opportunities, and going through the portfolio, and Ross and I as we travelled were able to talk a lot about this and he can give his input as well.  I would have put the brakes on some of these projects in a FelCor standalone scenario.  There is some of our assets that have great repositioning opportunities for large dollars and there are some that have great opportunities for smaller dollars.  Some of the larger ones I quite frankly thought were a bit risky and there were different ways to do this.

Ross and his team will evaluate this as well but I think some of the redevelopment opportunities that were previously talked about by FelCor probably would have been downsized by me in any event.

Ross H. Bierkan:

That is how we tend to look at the world as well.  We appreciate the fact that there are some redevelopment opportunities at the larger assets, but we’re a little bit more focused on a few conversion opportunities within the portfolio and smaller projects that we think are needle-movers with high return on invested capital.  So, while we’re still evaluating, we’re going to tend toward the more conservative approach.

Shaun Kelley:

Thank you everyone.

Operator:

Thank you.  Ladies and gentlemen, as a reminder, if you would like to ask a question, please press star, one on your telephone keypad.  Our next question is a follow-up from the line of Wes Golladay with RBC Capital Markets.  Please proceed with your question.

Wes Golladay:

Hi everyone.  I actually just tried to hop out of the queue.  I was going to ask about conversion opportunities and some of the long-term value drivers you’re seeing in the portfolio.  Maybe a quick follow-up would be are you seeing anything on the management contract side within the FelCor portfolio?

Ross H. Bierkan:

Great question, Wes.  At this time we’re not contemplating any management changes.  Frankly, we think that the GMs that we’ve met along the road are an impressive bunch of folks and we think that with our asset management approach a fresh set of eyes might be invigorating.  We’re looking forward to working with them and we think that it’s going to take a while to evaluate what we’ve got in place there.

Wes Golladay:

Okay.  Thanks for taking the follow-up.

Operator:

Thank you.  Our next question comes from the line of Austin Wurschmidt with KeyBanc Capital Markets.  Please proceed with your question.

Austin Wurschmidt:

Thanks for taking the follow-up.  So just to clarify, so the pro forma accretion and leverage target that you assumed takes into consideration that all three New York City assets get sold and that the proceeds are used to pay down debt, is that correct?

Leslie D. Hale:

No, that’s not correct.  We’ve not assumed that the Knickerbocker got sold and we have not assumed any paydown of debt in our base case analysis.

Austin Wurschmidt:

So what did you assume with the proceeds on the Morgans and the Royalton?

Leslie D. Hale:

We would assume that both of those will close—given the amount of time that it’s going to take the transaction to close and where FelCor is in that transaction, those will actually close before the transaction was consummated and that cash will just be used as part of the overall sources and uses of the transaction.

Austin Wurschmidt:

Okay.  Understood.  Thank you for the clarification.  Then could you also frame up with other FelCor assets that you would look at to potentially recycle over time given your strategy?

Ross H. Bierkan:

I’ll tell you what.  It’s probably a little bit premature, Austin, to be talking about individual assets, but I will say the ones that certainly stand out as being least compliant with our strategy are the resorts, but as Steve outlined, FelCor has put quite a bit of capital into them and while he may have put the brakes on future allocations, future development projects, the two resorts are enjoying the benefits of capital that have been put into them over the last 12 months.  We think there’s going to be some nice ramp there, so we want to make sure that we time this judiciously, but there’s not doubt that the two resorts stand out as the least compliant assets with our strategy.  So, I suppose if I have to target something it would be them, but we’re going to be evaluating that over the next six months; frankly, at least the next four months, which is certainly how long it would take just from an SEC process to get this transaction consummated.

Austin Wurschmidt:

Understood.  Then just one last one.  On the Morgans and the Royalton, so will the gains on those sales entail any type of special dividend prior to closing?  Then could you provide or share any valuation range expected on those sales?

Steven R. Goldman:

Austin, there’ll be no required special dividend on the sale of those properties.

Austin Wurschmidt:

Then on the valuation range, anything you can share there?

Steven R. Goldman:

No, not at this point.

Austin Wurschmidt:

Okay.  Thank you.

Operator:

Thank you.  At this time there are no further questions.  I’d like to turn the floor back to Management for any final comments.

Ross H. Bierkan:

All right.  Well, thank you everyone for your participation.  If you have any additional questions, feel free to reach out.  This concludes our call for today and we’re grateful to have had you with us.  All right, have a good morning.

Operator:

Thank you.  This concludes today’s teleconference.  You may disconnect your lines at this time.  Thank you for your participation.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the proposed merger transaction pursuant to the terms of the Merger Agreement.

In connection with the proposed merger, RLJ expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of RLJ and FelCor that also constitutes a prospectus of RLJ, which joint proxy statement/prospectus will be mailed or otherwise disseminated to RLJ shareholders and FelCor stockholders when it becomes available. RLJ and FelCor also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents (if and when they become available) filed by RLJ and FelCor with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by RLJ with the SEC will be available free of charge on RLJ’s website at www.rljlodgingtrust.com or by emailing RLJ Investor Relations at ir@rljlodgingtrust.com or at 301-280-7774. Copies of the documents filed by FelCor with the SEC will be available free of charge on FelCor’s website at www.felcor.com or by contacting FelCor Investor Relations at asalami@felcor.com or at 972-444-4967.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

RLJ and FelCor and their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about RLJ’s executive officers and trustees in RLJ’s definitive proxy statement filed with the SEC on March 28, 2017 in connection with its 2017 annual meeting of shareholders and in Form 4s of RLJ’s trustees and executive officers filed with the SEC. You can find information about FelCor’s executive officers and directors in FelCor’s preliminary proxy statement filed with the SEC on March 24, 2017 in connection with its 2017 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from RLJ or FelCor using the sources indicated above.

Forward Looking Statements

The information presented herein may contain forward looking statements. These forward looking statements, which are based on current expectations, estimates and projections about the industry and markets in which RLJ and FelCor operate and beliefs of and assumptions made by RLJ management and FelCor management, involve significant risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of RLJ or FelCor or the combined company. Words such as “projects,” “will,” “could,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecast,” “guidance,” “outlook,” “may,” and “might” and variations of such words and similar expressions are intended to identify such forward looking statements, which generally are not historical in nature. Such forward-looking statements may include, but are not limited to, statements about the anticipated benefits of the proposed merger between FelCor and RLJ, including future financial and operating results, the attractiveness of the value to be received by FelCor stockholders, the attractiveness of the value to be received by RLJ, the combined company’s plans, objectives, expectations and intentions, the timing of future events, anticipated administrative and operating synergies, the anticipated impact of the merger on net debt ratios, cost of capital, future dividend payment rates, forecasts of FFO accretion, projected capital improvements, expected sources of financing, and descriptions relating to these expectations. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Some of the factors that may materially and adversely affect our business, financial condition, liquidity, results of operations and prospects, as well as our ability to make distributions to our shareholders, include, but are not limited to: (i) national, regional and local economic climates, (ii) changes in the real estate industry, financial markets and interest rates, or to the business or financial condition of either company or business, (iii) increased or unanticipated competition for the companies’ properties, (iv) risks associated with acquisitions, including the integration of the combined companies’ businesses, (v) the potential liability for the failure to meet regulatory requirements, including the maintenance of REIT status, (vi) availability of financing and capital, (vii) risks associated with achieving expected revenue synergies or cost savings, (viii) risks associated with the companies’ ability to consummate the merger and the timing of the closing of the merger, (ix) the outcome of claims and litigation involving or affecting either company, (x) applicable regulatory changes, and (xi) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by RLJ and FelCor from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10K and 10Q. Neither RLJ nor FelCor, except as required by law, undertakes any duty to update any forward looking statements appearing in this document, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.